[COOLEY GODWARD KRONISH LLP LETTERHEAD]

JAMES F. FULTON, JR. (650) 843-5103 fultonjf@cooley.com	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by ARYx Therapeutics, Inc. with respect to certain information herein in connection with Registration Statement on Form S-1 (File No. 333-145813)

October 3, 2007

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Suzanne Hayes Ms. Sonia Barros Ms. Vanessa Robertson Mr. Mark Brunhofer
Re:	ARYx Therapeutics, Inc. Amendment No. 1 to Registration Statement Registration File No. 333-145813

Ladies and Gentlemen:

        On behalf of ARYx Therapeutics, Inc. (the "Company"), we are transmitting for filing Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-145813 (the "Registration Statement"). We are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the "Commission") on August 30, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the "Staff"), in care of Ms. Barros.

        The Amendment is being filed in response to comments received from the Staff, by letter dated September 26, 2007, with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. This submission is accompanied by a request for confidential treatment, pursuant to 17 C.F.R. § 200.83, because of the commercially sensitive nature of certain information discussed herein. The Company respectfully requests that the bracketed and highlighted portions of this letter be withheld from public disclosure.

General

1.
Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.

  The Company respectfully acknowledges the Staff's comment and will work with the Staff to resolve any comments related to its application for confidential treatment.

2.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  The Company respectfully acknowledges the Staff's comment and confirms that it will be filing, at a later date, a pre-effective amendment containing pricing-related information.

3.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  The Company respectfully acknowledges the Staff's comment and will include an appropriate price range in a pre-effective amendment to the Registration Statement.

4.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

  The Company respectfully acknowledges the Staff's comment and has made appropriate conforming changes throughout the Registration Statement as requested.

5.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

  The Company acknowledges the Staff's comment and confirms that at this time, it does not intend to use any graphic, visual, or photographic information in the printed prospectus prior to its use, other than the graph in the "Business" section on page 77 which was included in the initial filing of the Registration Statement.

6.
We note your statement on page i that you have not verified the information relating to market data and industry forecasts. Please revise to specifically state that you take liability for these statements or delete the statement.

  In response to the Staff's comment, the Company has deleted the subject statement on page i of the prospectus.

Prospectus Summary, page 1

7.
The forepart of your prospectus uses jargon and technical terms. For example, these words and phrases appear in the forepart of your prospectus:

  •
  dyspepsia

  •
  cytochrome P450

  •
  ideal metabolite

  •
  esterase pathway

  •
  off-target pharmacology

  •
  prokinetic drug

  •
  Qt interval

  Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, prove an explanation of the term where you first use it.

  In response to the Staff's comment, the Company has revised the disclosure on pages 1-2, 12, 60 and 64 of the prospectus to explain such terms or to provide alternative language.

8.
In the summary you make various statements regarding the results of your clinical trials. For example, on page 2 you discuss the results of your clinical trials for ATI-7505 by stating that "dosing with ATI-7505 showed a reduction in acid reflux." We believe discussions regarding the results of clinical trials are better placed in the Business section where investors have more complete disclosure about the trials and the FDA process. Please revise your disclosure accordingly. You may discuss where you are in the regulatory process and the remaining steps to regulatory approval in the summary.

  The Company respectfully acknowledges the Staff's comment, but the Company believes that its current disclosure of preliminary indications from its clinical trials is one of the more important pieces of information for prospective investors regarding the Company and the status of its product candidates. The Company believes that the "Business" section does fully describe the status of each of its clinical trials and where those trials fit into the FDA approval process. The Company respectfully submits that inclusion of a summary of those clinical results as part of the overall summary of the Company's business is a fair and balanced disclosure. In response to the Staff's comments we have added additional disclosure to the summary on page 1 of the prospectus to help ensure that readers understand the summary nature of the disclosure.

9.
Throughout the prospectus you refer to statistics regarding your industry, target markets or product candidates. For example, see the following statements:

  •
  Our product candidates target multi-billion dollar markets.

  •
  Launched in 1993, cisapride reached sales of over $1.0 billion before it was withdrawn from the market in 2000 due to serious cardiovascular side effects.

  •
  It is estimated that there are more than 100 million cases of gastrointestinal disorders in the United States.

  •
  There were approximately 510,000 patients being treated for venous thromboembolism in the U.S in 2005.

  Please revise the prospectus to disclose your source of these and other similar statistics to the extent you have not already done so.

  In response to the Staff's comment, the Company has revised the disclosure on pages 1-2, 41, 60-61, 63, 66-67, 70-71, 75 and 79 of the prospectus.

Risk Factors, page 8

We have incurred significant operating losses since inception…, page 8

10.
To the extent practicable, please revise your disclosure to quantity the amounts you expect you will need for the "establishment of a North American specialty sales force and increased manufacturing expenses."

  In response to the Staff's comment, the Company has revised the disclosure on page 8 of the prospectus.

We expect to depend on collaborative arrangements…, page 9

11.
We note your disclosure on page 75 that the collaboration gives P&G ultimate decision-making authority over most issues regarding the development and commercialization of ATI-7505. Please expand this risk factor to discuss how this control by P&G affects the risks you present in this discussion.

  In response to the Staff's comment, the Company has revised the disclosure on page 9 of the prospectus.

We will need substantial additional funding…, page 12

12.
Please disclose your current monthly cash burn rate and your expectation as to how this level of spending will increase in the future in this risk factor and in the Liquidity and Capital Resources section of your MD&A.

  In response to the Staff's comment, the Company has revised the disclosure on pages 12-13 and 55 of the prospectus.

Any failure or delay in commencing or completing clinical trials…, page 13

13.
Please expand this risk factor to briefly describe the delays in patient enrollment you have experienced in the past.

  In response to the Staff's comment, the Company has revised the disclosure on page 14 of the prospectus.

We rely on third parties to conduct our clinical trials…, page 14

14.
Please disclose the number of parties that you engage to conduct your clinical trials.

  In response to the Staff's comment, the Company has revised the disclosure on page 14 of the prospectus.

If some or all of our patents expire…, page 14

15.
To the extent that any of your pending patent applications are material to your three current product candidates, please expand this risk factor or consider adding a new risk factor to discuss the fact that your current product candidates are not protected by issued patents.

  In response to the Staff's comment, the Company has revised the disclosure on page 16 of the prospectus.

16.
Please revise this risk factor to discuss in a separate risk factor with a separate subheading the risks that result from your reliance on trade secrets, in particular the fact that you rely on trade secrets to protect your key technology.

  In response to the Staff's comment, the Company has revised the disclosure on page 16 of the prospectus.

If third parties do not manufacture our product candidates…, page 16

17.
Please identify the small number of third-party manufacturers that you and P&G rely on for manufacturing ATI-7505. Also, to the extent you have any agreements with such parties and the other manufacturers and suppliers you have named in this risk factor, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of relevant parties.

  In response to the Staff's comment, the Company has revised the disclosure on pages 17-18 of the prospectus. These manufacturing and supplier agreements are "made in the ordinary course of business" and are of the type "such as ordinarily accompanies the kind of business conducted" by the Company and other pharmaceutical companies of similar size. The Company respectfully submits that these agreements do not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to file these agreements as exhibits to the Registration Statement.

If we fail to attract and keep senior management and key scientific personnel…, page 24

18.
Please revise this risk factor to provide the positions of all of your key executives you have named in the risk factor.

  In response to the Staff's comment, the Company has revised the disclosure on page 25 of the prospectus.

If product liability lawsuits are brought against us…, page 25
If we use biological and hazardous materials…, page 25
Our principal facility is located near known earthquake fault zones…, page 26

19.
In each of these risk factors, to the extent you have not already done so, please disclose whether you maintain insurance to cover relevant losses and, if so, the level of coverage. Please also disclose the cost to you of such coverage, if material.

  In response to the Staff's comment, the Company has revised the disclosure on pages 26-27 of the prospectus.

If you purchase our common stock in this offering…, page 26

20.
Please revise this risk factor to explain that investors who purchase shares will contribute            % of the total amount to fund the company but will own only            % of the shares outstanding.

  In response to the Staff's comment, the Company has revised the disclosure on page 27 of the prospectus.

If a significant number of shares of our common stock are sold into the market following this offering…, page 29

21.
Please revise to disclose the current number of shares that are issuable or will be issuable upon completion of this offering under your options and warrants, and the weighted average exercise price of these convertible securities.

  In response to the Staff's comment, the Company has revised the disclosure on pages 30 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Research and Development, page 41

22.
Please revise your disclosure of program expenditures to include your inception-to-date expenditures by program.

  In response to the Staff's comment, the Company has revised the disclosure on page 43 of the prospectus. The Company also advises the Staff that prior to 2004, the Company did not maintain an accounting system that had the ability to categorize by program its research and development expense and, therefore, the Company has made good faith estimates for such expense.

Liquidity and Capital Resources, page 54

23.
Please expand your disclosure of the Lighthouse loan facility and the GE equipment loans to disclose all material terms of those arrangements, including the term, interest rates and material default provisions.

  In response to the Staff's comment, the Company has revised the disclosure on pages 56 of the prospectus.

24.
To the extent practicable, please quantify the additional funds you expect to raise to support your operations.

  The Company respectfully submits that it cannot currently estimate the amount and timing of its additional funding that it expects to raise to support its operations beyond the 12-month period stated in the Liquidity and Capital Resources section as it is dependent on a number of variables. This is due to the uncertainty related to the actual outcomes of the operational and financial events and occurrences and how various other factors progress over the next 12 months. The Company believes that providing any additional guidance relating to the timing or amount of additional funding would potentially be misleading to investors.

Business, page 58

Our RetroMetabolic Drug Design, page 62

25.
Please expand your disclosure to explain why your approach involves "unique steps" and why the ideal metabolite is "novel." Is it because the ideal metabolite is not metabolized by the CYP450 pathway?

  In response to the Staff's comment, the Company has revised the disclosure on pages 60 and 64 of the prospectus.

26.
Please expand your disclosure to provide a brief explanation of the RetroMetabolic Drug Design technology itself. Did you design this technology? What proprietary rights do you have in the technology? Is this technology a process, an instrument or a series of clinical steps?

  In response to the Staff's comment, the Company has revised the disclosure on pages 16 and 64 of the prospectus.

ATI-7505—A Prokinetic Agent for the Treatment of Gastrointestinal Disorders, page 63

27.
We note that you did not achieve statistical significance or meet the primary endpoints in some of the clinical trials. For example, we note the following statements:

  •
  The primary endpoint measuring adequate symptomatic relief of GERD did not achieve statistical significance when the effect of active drug was compared to placebo.

  •
  The primary endpoint in the Phase 2 Erosive Esophagitis Safety and Efficacy Trial was not met when the active drug was compared to placebo.

  Please consider the need to expand your risk factor disclosure to discuss the results of these clinical trials, in particular the fact that the trials did not achieve statistical significance or meet the primary endpoints.

  In response to the Staff's comment, the Company has revised the disclosure on page 20 of the prospectus.

28.
Please clarify the following points in your disclosure regarding your clinical trial results of ATI-7505, to the extent you have not already done so.

  •
  Please describe the primary and secondary endpoints of the different trials.

  •
  Please describe the different dosing groups and summarize the results of each group.

  •
  Please explain the meaning of the statement on page 66 that "a non-significant treatment effect was seen in both active doses."

  •
  Describe the results of the trials and any statistical analysis. For example, on page 66 you state that "Statistical significance was achieved in a post hoc analysis when the dose relationship between the two ATI-7505 doses were compared (p=0.0014) indicating a dose-related drug effect." Please describe the results of the analysis.

  In response to the Staff's comment, the Company has revised the disclosure on pages 68-69 of the prospectus to reflect responses to bullets three and four above. On the comments contained in bullets one and two above, the Company respectfully submits that to include all secondary endpoints would make the disclosure extremely complicated while not improving an investor's understanding of the trial results. In the three trials detailed on pages 67-69, each of the primary endpoints are described and the results are detailed. The Company has revised the disclosure to clarify the dosing regimens for each trial. While the Company understands that in many cases a description of the secondary endpoints of each trial and results for each dosing group would be worthwhile, the Company believes in its particular case the sheer volume of data would be confusing. For example, ATI-7505 is a prokinetic agent with potential in five general indications, each of which can be broken down into subindications. Because of this, the Company sought to capture as much information as possible in the exploratory Phase 2 trials detailed on pages 67-69. Across these trials, a total of 21 efficacy secondary endpoints were measured and within these 32 subsets were measured on specific gastrointestinal symptoms (over 600 individual endpoints). This breadth of secondary endpoints and subset measures are typical to an exploratory Phase 2 trial when the characteristics of a drug candidate are first being explored. The results the Company describes are the actual ones forming the basis for additional trials and it believes it has fully disclosed those positive and less-than-positive results which guide the drug's development.

ATI-5923—An Oral Anticoagulant Agent, page 67

29.
On page 70 you state that adverse events in the Phase 2 trials appear to be similar to those seen in Phase 1 studies. On page 71, however, where you discuss the Phase 1 trials, you state that "There have been no frequent or consistent adverse events suggestive of off-target toxicity." Please describe any adverse events in either the Phase 1 or Phase 2 trials.

  In response to the Staff's comment, the Company has revised the disclosure on page 73 of the prospectus.

Our Collaboration with Procter & Gamble Pharmaceuticals, page 75

30.
To the extent applicable, please expand your description of the collaboration to also provide the following:

  •
  Material annual fees;

  •
  The date of expiration;

  •
  Obligations and rights to defend intellectual property; and

  •
  Any payments you would be required to make in the event of termination.

  In response to the Staff's comment, the Company has revised the disclosure on pages 78 and 79 of the prospectus. However, the Company submits that all of the payment obligations in the collaboration agreement are conditional, and thus, there are no material annual fees. Although Procter & Gamble Pharmaceuticals, Inc. ("P&G") will reimburse the Company for certain development expenses, under the agreement the Company has no obligation to perform any development activities unless it elects to do so in writing. If the Company chooses to perform development activities, the timing of these reimbursements will be or have been negotiated separately from the agreement and may depend on the progress of development. Likewise, milestone payments are contingent upon the occurrence of certain events, and royalty payments are contingent upon the sale of products.

Compensation Discussion and Analysis, page 91

31.
Please expand your disclosure in this section to specifically discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

  In response to the Staff's comment, the Company has revised the disclosure on page 94 of the prospectus.

32.
Throughout this section you refer to benchmarking to compensation paid by other companies. To the extent that you have used other companies as a benchmark for setting compensation, identify those other companies, disclose the criteria used to select them, disclose where your compensation falls in relation to those other companies and disclose which items of compensation you have benchmarked.

  In response to the Staff's comment, the Company has revised the disclosure on page 95 of the prospectus.

33.
Please describe and summarize the input the compensation committee received from your Human Resources department and the outside expert compensation consultant retained by the compensation committee.

  In response to the Staff's comment, the Company has revised the disclosure on page 95 of the prospectus.

34.
In addition to benchmarking you state that for 2007, base salaries were set by reviewing current salaries against company and individual performance as well as general economic factors. Please describe what factors regarding company and individual performance impacted the salary levels and how those salary levels were impacted. Please also describe the general economic factors considered and how those factors affected salary levels.

  In response to the Staff's comment, the Company has revised the disclosure on page 96 of the prospectus.

35.
Please describe the "corporate goals and value-creating milestones" used to determine cash incentive payments. Your general description on the top of page 93 is not sufficient. Please provide a more detailed and accurate description of these corporate goals and milestones for each of 2006 and 2007.

  In response to the Staff's comment, the Company has revised the disclosure on pages 96 and 97 of the prospectus.

36.
Please also describe how the cash incentive payments paid for 2006 were determined based upon the criteria you established for those payments.

  In response to the Staff's comment, the Company has revised the disclosure on pages 96 and 97 of the prospectus.

37.
Please explain the reason for the change in the target percentage for your President, as you discuss on page 93.

  In response to the Staff's comment, the Company has revised the disclosure on pages 97 of the prospectus.

38.
We refer to the subsection title "Compensation Actions for Our Executive Officers." To the extent you have not already done so, please provide an analysis for each compensation decision, whether it is an increase in salary or an award of a stock option.

  In response to the Staff's comment, the Company has revised the disclosure on pages 100-102 of the prospectus.

39.
On pages 99 and 100 you refer to "business objectives" set by the board of directors that would impact Dr. Goddard's and Dr. Milner's salaries. Please describe these business objectives and how they have impacted the salaries since the time set.

  In response to the Staff's comment, the Company has revised the disclosure on pages 104 and 105 of the prospectus.

40.
With respect to the severance and change of control benefits, please provide an analysis as to why you have structured these payments as you have. In particular, please also address why you have adopted a different payment level for Dr. Milner.

  In response to the Staff's comment, the Company has revised the disclosure on pages 100 and 107 of the prospectus.

Principal Stockholders, page 118

41.
For each principal stockholder that is a nonpublic entity, please revise to identify the natural person or persons with investment and voting control over the shares.

  In response to the Staff's comment, the Company has revised the disclosure on page 124 of the prospectus.

Underwriters, page 129

42.
Please disclose the amount of fees and expenses to be paid to the underwriters.

  In response to the Staff's comment, the Company has revised the disclosure on page 134 of the prospectus.

1.    Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

43.
For your collaboration agreement with P&G, please provide us with a description of all your rights and obligations, the performance period, all deliverables, and the contractual cash flows as stipulated within the agreement. Please identify each unit of accounting pursuant to EITF 00-21, the revenue recognition method you employ for each unit, and the basis for using each revenue recognition method. Please tell us if you have bundled several deliverables into one single unit of accounting and how you determined the revenue recognition model to be used for this single unit of accounting. Specifically tell us how you considered the following terms of the agreement in your EITF 00-21 analysis:

    •
    The right to co-promote and/or co-develop ATI-7505

    •
    Participation in the joint steering committee and any other committees

    •
    Development services, such as formulation, development and manufacturing of drug substance and products, as well as other activities related to licensed technology

  In addition, please specifically address the revenue recognition method used for service revenues. Please clarify the circumstances when service revenues are recognized as costs are incurred as opposed to when services are performed. As it appears as though the first method uses an input measure (cost), please clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress. In your explanation, describe the relationship between costs incurred and the performance of services.

  In response to the Staff's comment, the Company has revised the disclosure on pages 46 and F-22 of the Registration Statement to more clearly reflect the basis for its accounting treatment.

  [**](1)

(1)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

9.    Convertible Preferred Stock page F-28

44.
You indicate that you classify your convertible preferred stock outside of equity in accordance with EITF D-98. You also indicate that you do not accrete this stock to its redemption value since it is uncertain as to whether or when a liquidation event will occur. Please address the following comments:

(a)
Please revise your disclosure to clearly indicate when and how this preferred stock is redeemable.

(b)
If your preferred stock is redeemable only upon a liquidation event, please explain to us how your classification outside of equity is appropriate in light of the guidance in paragraph 5 of EITF D-98.

(c)
Although a redemption event may be uncertain, please explain to us how the redemption event is not probable and revise your disclosure accordingly as required by paragraph 15 of EITF D-98.

  In response to the Staff's comment, the Company has revised the disclosures on pages F-29 and F-30 of the Registration Statement to clearly indicate the limited circumstances that a preferential payment would be made to the holders of our convertible preferred stock.

  The Company respectfully advises the Staff that the Company's convertible preferred stock is not redeemable. Article III, Paragraph 6 of its Restated Article of Incorporation filed on January 26, 2006 states: "The Series Preferred shall not be redeemed or subject to redemption, whether at the option of the Company or any holder thereof, or otherwise." However, the Company's convertible preferred stock has a liquidation clause that provides for preferential payment to preferred stockholders upon liquidation, dissolution or winding up of the Company, all as described in Note 9 to the consolidated financial statements. A merger of the Company into another entity qualifies as liquidation if the Company's stockholders own less than 50% of the voting securities of the combined entity. This liquidation clause can be enacted by a simple majority vote of the Company's board of directors, causing the Company to pay an amount equal to the liquidation preference to the holders of our preferred stock before any distribution can be made to its common stockholders. Under these circumstances, the Company considers such a liquidation event a deemed redemption. Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer, without regard to probability, to be classified outside of permanent equity. Furthermore, paragraph 5 of EITF D-98 requires that securities subject to deemed redemption events upon liquidation requiring one or more classes of equity securities to be effectively redeemed to be classified outside of permanent equity. The Company has considered this guidance and has concluded that the preferential payments to holders of its preferred securities upon a sale or merger of the Company represent redemption payments not within the control of the Company, and has therefore classified all series of convertible preferred stock outside of permanent equity.

  The Company further considered the voting rights of the convertible preferred stockholders, including the right to elect directors as more fully described under the sub-section titled "Election of Board of Directors" in Note 9 to its consolidated financial statements. The Company respectfully notes that holders of the convertible preferred stock have the right to elect four members of the board of directors consisting of a total of eight board seats, and the holders of common stock and convertible preferred stock voting together as a single class have the right to elect the remaining four members of our board of directors. Given these facts, the Company concludes that holders of convertible preferred stock control the majority of the board of directors and, accordingly, they control the change-in-control decision which could trigger a redemption event.

  Events that could trigger preferential payments to our preferred stockholders (i.e. deemed redemption) include:

    •
    Liquidation, dissolution, or winding up of the Company;

    •
    Sale or other disposition, lease or license of all or substantially all of the assets of the Company; and

    •
    Consolidation or merger of the Company with or into any other entity or form, in which the stockholders of the Company (that is, those immediately prior to such a event) own less than 50% of the voting power of the surviving corporation immediately after such event.

  According to the examples in paragraph 7 - 8 of EITF D-98, the Company concludes that its convertible preferred stock should be classified outside of permanent equity as (1) the preferred stockholders control a majority of the votes of the board of directors through direct representation on the board of directors, and (2) the preferred stockholders control the change-in-control decision which could cause a deemed redemption of the Company's convertible preferred stock.

  As described above, the Company's convertible preferred stock is classified outside of permanent equity due to the control of the vote of our board of directors held by representatives of the preferred stock investors, thereby allowing such preferred stock shareholders to cause a "deemed redemption." The members of the Company's current board of directors have not indicated to us that an event triggering the liquidation preferences is currently being considered, and have not represented that it is likely as of this date that such a triggering event will occur in the near future. Therefore, the Company has not accreted the carrying amount of our preferred stock to its redemption value given the improbability of a triggering event at this time. Further, the Company respectfully notes that we record our convertible preferred stock at its amount paid in, net of actual issuance costs, and therefore the only difference between the carrying amount recorded in our financial statements and the amount to be paid if a "deemed redemption" became probable is the actual issuance costs plus any declared but unpaid dividends, of which there are currently none. The actual issuance costs are clearly disclosed in our statement of convertible preferred stock and stockholders' equity on pages F-5 and F-6, and the total liquidation preference for all outstanding classes of our preferred stock (which equals the "deemed redemption" amount) is disclosed in the aggregate on the face of our balance sheets.

  The Company respectfully added the disclosure required by paragraph 15 of EITF Topic D98 to Note 9 on page F-29 discussing why it is currently not probable that these securities will become redeemable.

10.    Stockholders' Equity (Deficit), page F-31

45.
Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure. Provide quantitative and qualitative disclosures explaining the difference between the expected offering price and the fair value of your recent stock sales.

  The Company respectfully acknowledges the Staff's comment. While not reflected in the Registration Statement, the Company currently anticipates a price range of [**](2) per share for the Company's common stock in connection with the proposed initial public offering (the "Offering"). This price range is based on the underwriters' preliminary estimate of the valuation of the Company at the time of the proposed Offering and is predicated on:

(2)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  •
  successful trial results from the ATI-5923 Phase 2 clinical trial scheduled to be completed on or about October 15, 2007;

  •
  favorable market conditions that permit completion of the Offering; and

  •
  a sufficient level of investor interest in purchasing shares at the indicated price range.

  The price range has not been adjusted to reflect a reverse split of the common stock that will take effect prior to the consummation of the proposed Offering and the reverse stock split factor has not yet been determined. A future amendment to the Registration Statement prior to the distribution of a preliminary prospectus will give effect to the anticipated reverse stock split and appropriately reflect the requisite adjustments to the share and per share amounts reflected therein.

  The Company's last sale of securities, other than issuances pursuant to its 2001 Equity Incentive Plan, occurred in January 2006 as part of the Company's Series E preferred stock financing. At the time, the Company evaluated various alternatives for a financing led by an outside financial/venture capital investor and approached several unrelated financial/venture capital firms for a potential financing. The Company ultimately received a proposal presented by Ascent Biomedical Ventures, which had valued the Company on a pre-money basis at approximately $120 million. The Company discussed this proposal with the other unrelated financial/venture capital firms, but none were willing to meet or exceed the terms of the proposal from Ascent Biomedical Ventures.

  On that basis, the Company issued and sold an aggregate of 16,910,775 shares of its Series E preferred stock at $1.80 per share for total consideration of approximately $30.4 million as part of a single closing on January 26, 2006. The financing was led with a $10.0 million investment by outside sources led by Ascent Biomedical Ventures. The remaining funds came from certain of the Company's prior investors.

  We believe that the Series E preferred stock financing represents a transaction that occurred at fair value at the time of the transaction as it was completed on an arms-length negotiated basis. We believe that the difference between the expected offering price for the Offering and the fair value of the Series E preferred stock financing is primarily due to the following events that occurred subsequent to this financing:

    •
    We entered into the collaboration agreement with P&G;

    •
    We obtained additional clinical data related to ATI-7505 which provided direction for further clinical development;

    •
    In July 2007, the Company's board of directors authorized the Company to initiate efforts related to the Offering;

    •
    On or about October 15, 2007, the Company expects to complete a Phase 2 proof-of-concept clinical trial related to the ATI-5923 program (it is important to note that should the outcome of this clinical trial result in the Company's failure to obtain the clinical objectives set forth in the trial, the Offering will likely not occur); and

    •
    At the time of the Offering, we will have resolved any uncertainties surrounding market conditions and other factors regarding the Company's ability to complete the Offering.

  Over the past two years, the board of directors has retained [**](3) an investment banking services firm (the "Valuation Firm"), to provide an estimate of the fair value of the common stock on various dates (each a "Valuation Date"). The valuation methodology used by the Valuation Firm is consistent with the views and position of the FASB, the SEC and guidance offered in the American Institute of Certified Public Accountants' Practice Aid titled "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "AICPA Guide"). Following is a table of each of the Valuation Firm's per share valuation estimates, the exercise price per share at time of grant and the fair value per share determined by the board of directors:

(3)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

	Valuation Firm Estimated Fair Value Range	Fair Value At Grant	Fair Value for Financial Reporting Purposes
April 2005	$0.38 - $0.57	$0.30	$0.48	*
August 2005	0.38 - 0.57	0.30	0.48	*
February 2006	0.50 - 0.72	0.50	0.50
October 2006	0.25 - 0.47	0.55	0.55
July 2007	0.82 - 1.05	1.00	1.00

  *
  based on the retrospective reassessed fair value for financial reporting purposes.

  The first valuation performed by the Valuation Firm was performed in early 2006, retrospective to April 2005. The second valuation was performed retrospective to August 2005, the third, fourth and most recent valuations were performed as of February 2006, October 2006 and July 2007, respectively. Key factors considered in each of the valuations were as follows:

    •
    On or about April 2005, the ATI-2042 and ATI-7505 development programs began Phase 2 clinical trial activities;

    •
    On or about August 2005, the ATI-5923 program began Phase 1 clinical trial activities;

    •
    In January and February 2006, the Company consummated the Series E preferred stock financing and received the completed trial results related to one of the Phase 2 clinical trials for ATI-7505;

    •
    In July 2006, the Company revised its common stock fair value upward following the consummation of the collaboration agreement with P&G but prior to the clinical trial results from the Company's then in-progress Phase 2 clinical trial for ATI-7505;

    •
    In October 2006, the Company obtained a valuation analysis update from the Valuation Firm following the clinical trial outcome from the ATI-7505 Phase 2 clinical trial then completed; and

    •
    In July 2007, the Company obtained a valuation analysis update from the Valuation Firm in connection with the Company's decision to initiate efforts related to the Offering.

  In conducting these valuations, the Valuation Firm relied upon a selected private financing methodology to ascertain the fair value of the common stock, except with respect to the July 18, 2007 valuation date whereupon the Valuation Firm utilized the Discounted Cash Flow Method as discussed below. The selected private financing methodology included consideration of a range of 37 to 47 specifically identified private financing events for companies with a similar number of products, with products that address similar markets and with products at similar stages of development as the Company. This approach is consistent with the methods outlined in the AICPA Guide. Based on this assessment, the Valuation Firm determined the fair value of the common stock to be between $0.50 and $0.72 per share as of February 2006 and retrospectively concluded that the fair value of the common stock, for accounting purposes, had increased to approximately $0.48 per share as of April 2005, and remained at approximately $0.48 per share as of August 2005. The primary reason for the relatively consistent common stock fair value during the period April 2005 to February 2006 is that although the Company successfully furthered the development of its product candidate portfolio and completed the Series E preferred stock financing, the Company witnessed no significant clinical developments during this period and was expected to need significant additional capital prior to any likely liquidity event. Consistent with the reasons that the valuation stayed relatively flat during the time period indicated, the board of directors determined that the fair value of the common stock was $0.50 per share in February 2006.

  The board of directors considered the valuation received from the Valuation Firm in all of its fair value determinations of the common stock since February 2006. Following consummation of the P&G collaboration agreement, the board of directors estimated the fair value of common stock to be $0.55 per share as of such date, reflecting an increase in fair value due to the consummation of the collaboration agreement with P&G. In October 2006, the Board reaffirmed the fair value of the Company's common stock at $0.55 per share after giving careful consideration to the Valuation Firm's assessment of fair value as of October 2006 and following the clinical trial results then known from the ATI-7505 Phase 2 clinical trial when the primary endpoints had not been met but certain secondary endpoints had shown significance. No significant clinical results were obtained between October 2006 and the present time as the two Phase 2 studies for ATI 5923 at ATI 2042 are still in progress.

  For the valuation conducted in July 2007, the Valuation Firm utilized the Discounted Cash Flow method in determining an estimated enterprise value of the Company in the range of $85 million to $110 million as of that date, or $0.82 to $1.05 per share based on the Company's then current capitalization and the fact that the common stock was valued on a minority, non-marketable basis.

  All stock options granted to the Company's employees, directors and non-employees in 2006 and 2007 were granted at no less than fair value of the company stock at the time of each grant which was determined by the board of directors in good faith upon a consideration of number of objective and subjective factors, as described on page 48 of the Registration Statement. The last grant of stock options was authorized on July 18, 2007 when we granted options to purchase a total of 58,500 shares of common stock at an exercise price of $1.00 per share to 5 new employees. We believe that the fair values which were used as the basis for determining stock compensation expense in connection with stock option grants are reasonable and appropriate for the reasons set forth herein and in the Registration Statement, and are justified by the Company's financial condition and results, the substantial preferences held by the holders of the Company's preferred stock, the inherent uncertainties over the Company's ability to consummate the proposed initial public offering in light of the highly volatile nature of the market for new biopharmaceutical issues and the effect of any potential negative results from the Company's ongoing Phase 2 clinical trials for ATI-5923 and ATI-2042.

  As stated in the first paragraph of this response, we expect the fair value of the common stock to be in the range of [**](4) per share if we are successful in completing the proposed initial public offering. This expected fair value of the common stock is based upon the following key assumptions, none of which are known with certainty as of this date nor as of the date the Company granted its most recent equity awards:

(4)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [**].

  •
  successful completion the Phase 2 clinical trial for ATI-5923;

  •
  the development of a trading market for our common stock after we complete the proposed Offering; and

  •
  the closing of the proposed Offering, which we anticipate will add substantial working capital and result in the conversion of all outstanding convertible preferred securities and elimination of the liquidation preferences related to such preferred stock.

Confidential Treatment Request

        The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter marked by brackets be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone me, James F. Fulton, Jr. of Cooley Godward Kronish LLP, counsel to the Company, at (650) 843-5103, rather than rely upon the United States mail for such notice.

Please do not hesitate to contact me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/  JAMES F. FULTON, JR.

James F. Fulton, Jr.

cc:
Paul Goddard, Ph.D., ARYx Therapeutics, Inc.
John Varian, ARYx Therapeutics, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell
Michael Hildreth, Ernst & Young LLP